Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Dollars in millions except ratios)	2014	2013	2012	2011	2010
Income (Loss) from continuing operations before income taxes (a)	$(261)	$(207)	$(339)	$727	$190
Fixed charges:
Interest expense (b)	507	524	492	462	416
Capitalized Interest	5	4	10	10	19
Interest factor portion of rentals (c)	132	131	111	81	65
Total fixed charges	644	659	613	553	500
Less: Capitalized Interest	(5)	(4)	(10)	(10)	(19)
Earnings before income taxes and fixed charges	$378	$448	$264	$1,270	$671
Ratio of earnings to fixed charges (d)	—	—	—	2.30	1.34

(a)	Income from continuing operations before income taxes has been adjusted to include only distributed income of less-than-fifty-percent-owned persons.

(b)	Interest expense consists of interest expense incurred from continuing operations and amortization of debt issuance costs.

(c)	Interest factor portion of rentals is estimated to be one-third of rental expense.

(d)	For the years ended December 31, 2014, 2013 and 2012, earnings, as defined, before fixed charges were inadequate to cover fixed charges by $266 million, $211 million and $349 million, respectively.